

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

December 15, 2015

<u>Via E-mail</u>
Mark Roth
Chief Executive Officer
Luna Azul Development Fund, LLC
17865 Ballinger Way NE
Seattle, Washington 98155

> **Re: Luna Azul Development Fund, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 18, 2015**
> **File No. 024-10484**

Dear Mr. Roth:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2015 letter.

General

1.   We note that you initially filed this offering statement pursuant to Tier 1 of Regulation A. Please provide us with copies of any comment letters issued by state securities regulators in connection with your initial filing.

Part II – Offering Statement

Plan of Distribution, page 16

2.   We note your disclosure on page 3 that no Class A Units will be sold until you receive and accept subscriptions for at least ninety six Class A Units, and that you will hold

initial subscription funds in your own bank account until the minimum offering amount is satisfied. Please describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, so state. Refer to Item 5(e) of Part II of Form 1-A.

Use of Proceeds, page 16

3.   We note the line item in your use of proceeds table titled "Construction; FF&E." Please revise to clarify what you mean by "FF&E."

4.   We note your disclosure on page 19 in regards to the fixed fees to be paid to the Sponsor, an entity controlled by your CEO and CFO. Please disclose in this section whether proceeds from the offering will be used to compensate or make payments to the Sponsor. See Instruction 2 of Item 6 of Form 1-A.

Description of the Property, page 18

5.   We note your disclosure on page 18 that the company has acquired the rights to purchase approximately 4.4 acres of undeveloped land in Phoenix, Arizona. Please discuss in greater the principal terms of this agreements and file the agreement as an exhibit. See Item 17(6) of Form 1-A.

Directors, Executive Officers and Significant Employees, page 19

6.   Please revise your disclosure to clarify the responsibilities of the Manager, as distinguished from the Sponsor.

Compensation of Directors and Executive Officers, page 21

7.   Please clarify whether the Class B Units granted to the Manager are currently outstanding. Please also discuss in greater detail the consideration paid by the Manager for the Class B Units, such as quantifying the services to the company, to the extent possible. See Item 11 of Form 1-A.

Securities being Offered, page 26

8.   Please disclose how the receipt of fractional shares impacts such holder's rights with respect to those shares.

Signatures

9.   Please revise your signature page to indicate the date the offering statement was amended instead of using the date certified on Form 1-A. Please also revise your signature page to identify the signatures of your principal executive officer and principal financial officer

and include the typed or printed name of each officer beneath the signature. Please refer to the Instructions to Signatures of Form 1-A.

<u>Part III – Exhibits</u>

10.   Please include as exhibits the consents and legal opinion required under Sections 11 and 12 of Item 17 of Form 1-A. Please also include as an exhibit a copy of your Construction Management Services Agreement or advise.

You may contact Jeffery Lewis at (202) 551-6216 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities